Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following is a transcript of the Q1 2021 earnings conference call hosted by Illumina, Inc. (the “Company”) on April 27, 2021.

CORPORATE PARTICIPANTS

Francis A. deSouza Illumina, Inc. - President and Chief Executive Officer

Juliet Cunningham Illumina, Inc. - VP, Investor Relations

Sam A. Samad Illumina, Inc. - Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Derik De Bruin BofA Securities, Research Division - MD of Equity Research

Doug Schenkel Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Max Masucci Canaccord Genuity Corp., Research Division – Analyst

Patrick Bernard Donnelly Citigroup Inc., Research Division - Senior Analyst

Puneet Souda SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

Sung Ji Nam BTIG, LLC, Research Division - Director and Life Science & Diagnostic Tools Analyst

Tejas Rajeev Savant Morgan Stanley, Research Division - Equity Analyst

Tycho W. Peterson JPMorgan Chase & Co, Research Division - Senior Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Illumina First Quarter 2021 Earnings Conference Call. As a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference call, Ms. Juliet Cunningham, VP, Illumina, Investor Relations. Please go ahead, Ms. Cunningham.

Juliet Cunningham - Illumina, Inc. - VP, Investor Relations

Good afternoon, everyone, and welcome to our earnings call for the first quarter of 2021. During the call today, we will review the financial results released after the close of the market and offer commentary on our commercial activity, after which we'll host a question-and-answer session. If you've not had a chance to review the earnings release, it can be found in the Investor Relations section of our website at illumina.com.

Participating for Illumina today will be Francis deSouza, President and Chief Executive Officer; and Sam Samad, Chief Financial Officer. Francis will provide an update on the state of Illumina's business, and Sam will review our financial results.

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This call is being recorded, and the audio portion will be available on the Investors section of our website. It's our intent that all forward-looking statements regarding our financial results and commercial activity made during today's call will be protected under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties. Actual events or results may differ materially from those projected or discussed. All forward-looking statements are based upon current available information, and Illumina assumes no obligation to update these statements. To better understand the risks and uncertainties that could cause actual results to differ, we refer you to the documents that Illumina files with the Securities and Exchange Commission, including Illumina's most recent Forms 10-Q and 10-K.

With that, I will now turn the call over to Francis.

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer
Thank you, and good afternoon, everyone. As we shared in our pre-announcement, Illumina had a very strong start to 2021, with the first billion-dollar quarter in Illumina's history. We achieved first quarter revenue of $1.093 billion, growing 27% compared to the prior year and 15% from last quarter. Sequencing revenue was especially strong, up 29% compared to the prior year driven primarily by accelerating growth in our core business, with both clinical and research customers exceeding pre-COVID activity levels. In addition, we're seeing global investment in the creation of a genomic epidemiology infrastructure to combat COVID-19 as well as monitor for future pathogen outbreaks.

I'd like to share some additional first quarter highlights by platform.

Beginning with our high-throughput platforms, NovaSeq drove a significant share of the exceptional performance, achieving its highest first quarter placements on record, which is remarkable as it enters its fifth year since launch. We continue to see the positive impact of our v1.5 reagents, enabling both new high-throughput customers as well as continued conversions from our existing HiSeq customer base.

Our mid-throughput platforms drove additional growth with a 23% increase in consumables revenue compared to last year. We saw continued success for NextSeq 1000 and 2000 as well as strong performance from NextSeq 550. Notably, we saw an increase in customers upgrading from their existing Illumina benchtop sequencers to NextSeq 1000 and 2000. Clinical customers continue to drive new NextSeq 550 placements, with NextSeqDx recording its highest shipment quarter to date. In China, where the instrument received NMPA approval in Q4, we're seeing strong adoption in the hospital setting as we work with IVD development partners like Burning Rock, Biosan and Matridx, to provide comprehensive clinical solutions. Additionally, working with our strategic partner, R-Pharm, NextSeqDx received medical device registration in Russia in March, enabling the clinical use of next-generation sequencing for more patients across Russia.

Our low-throughput portfolio revenue had another strong quarter, growing 33% year-over-year with robust growth in both sequencing consumables and instrument shipments in Q1. MiSeq, MiniSeq and iSeq all generated year-over-year and sequential growth in consumables as well as instrument placements. Our low-throughput platforms continue to be a compelling entry point for new-to-NGS customers with an ever-increasing number of use cases. One interesting customer example is BlueNalu, a start-up using our technology in the development of cell-cultured seafood to support sustainability and oceanic diversity. Additionally, these instruments play a critical role in catalyzing localized COVID surveillance programs across the globe.

Turning to our Clinical and Research and Applied segments. Total sequencing consumables revenue of $695 million was up 26% year-over-year, demonstrating strong demand for sequencing across both clinical and research segments. More than 44% of our sequencing consumable shipments in the first quarter of 2021 were to clinical customers. Clinical testing showed significant growth with consumables up 35% year-over-year. These results do not include COVID surveillance, which is reported in our Research and Academic segment.

Oncology testing exceeded our overall Clinical growth rate and is our largest and fastest-growing Clinical segment. This growth was driven by our customers benefitting from expanded access to reimbursement for NGS-based testing, particularly in comprehensive genomic profiling, or CGP, for therapy selection and some of the first reimbursement for sequencing-based monitoring tests.

TruSight Oncology 500, our RUO comprehensive genomic profiling assay, continued its success this quarter, adding over 20 new customers. In February, the Belgian Society of Medical Oncology announced that they will use TSO 500 for a national pilot to evaluate the use of CGP for patients with advanced metastatic cancer.

As a leading distributable CGP assay, TSO 500 continues to offer a compelling choice for our pharmaceutical partners. We announced last week an exciting new partnership with Kartos Therapeutics, to develop a TP53 companion diagnostic, expanding the TruSight Oncology offering into blood cancers.

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Beyond CGP, we've seen promising developments in the use of whole genome sequencing in cancer treatment this quarter. Most notably, a paper in the New England Journal of Medicine published by our partners at Washington University, St. Louis, showed that for AML and MDS patients studied, whole genome sequencing using Illumina technology produced more accurate results in less time and at a similar cost compared to standard techniques like FISH or karyotyping.

In Reproductive Health, the cascading effect of the ACOG guidance on increasing coverage of NIPT for all pregnancies drove the third consecutive quarter of both year-over-year and sequential growth. In the U.S., two large payers, Anthem and Blue Cross Blue Shield of Minnesota, expanded their coverage criteria to include twin pregnancies just last month. And in March, we reported out on the results of our groundbreaking, risk-sharing, real-world study with Harvard Pilgrim, demonstrating the cost effectiveness of offering NIPT to all pregnant women. These studies add to the building momentum for broader access to NIPT.

International support for NIPT coverage also continues to grow, fueling the continued rapid adoption of our CE-IVD marked NIPT kit. For example, there was positive news from Italy and Sweden where new coverage requirements were approved during the first quarter of 2021.

Moving to Genetic Disease Testing, customers are choosing Illumina's highly accurate and scalable sequencers, and our growth rate in this segment exceeded the company's growth rate in Q1. We also continue to see new favorable coverage decisions being issued. This quarter, two major health insurers in Germany announced that they will cover the cost of whole genome and whole exome sequencing for rare disease for their over 10 million members, and Geisinger in the U.S. expanded coverage to include epilepsy and cerebral palsy. Research continues to demonstrate a 40%   to 68% diagnostic yield for children suspected of having a genetic disease, when whole genome sequencing is used as a first-tier test. The increasing coverage of these tests will provide more patients with faster diagnoses and better care.

Turning to our Research and Academic segment, we saw strong growth in the quarter compared to the prior year period as the majority of research and academic customers have returned to the lab.

The pandemic and emerging variants of concern have raised awareness within governments around the world about the essential role that genomic pathogen surveillance plays in the fight against infectious disease. We're seeing investment globally in the creation of a pathogen surveillance infrastructure to manage outbreaks and improve health outcomes, including sequencing capabilities to determine the spread of pathogens, the emergence of variant strains and emerging drug or vaccine resistance.

In the U.S., the American Rescue Plan Act includes $1.7 billion in funding for the CDC to improve sequencing capacity to identify mutation and circulation of viruses. In Europe, the EC announced EUR 123 million commitment to combat COVID variants. In India, the government launched the Indian SARS-CoV-2 Genomic Consortia with a plan to sequence 120,000 viral genomes over the next four months.

This investment in sequencing for national genomic surveillance activities drove approximately $55 million of incremental revenue in the first quarter, comprising of $35 million in instrument placements and $20 million in sequencing consumables.

As countries around the world battle the pandemic, we expect continued investment in genomic pathogen surveillance to expand national genomic epidemiology capabilities. While the initial focus of this infrastructure is COVID surveillance, there are durable longer-term needs, including tracking future emerging natural pathogens, bio-terrorism, antimicrobial drug resistance and hospital-acquired infections, and determining how host genetics can impact the risk and severity of infectious disease. While the pandemic has certainly fueled demand for our sequencing, we also believe it has established a new baseline of awareness and infrastructure build-out that will support sustained activity.

As we work through the COVID-19 pandemic, we're also seeing acceleration in several population genomics programs, expanding our presence in national health systems around the world. In the U.S., All of Us ramped up sample volumes in Q1 to a level that we expect to continue throughout 2021. In Japan, the Tohoku Medical Megabank Organization chose Illumina sequencing for a 40,000-sample multigenerational study to take place this year. In February, Egypt announced the first population genomics program in Africa with the launch of their Egyptian Genome Project. This project is focused on establishing a map of the Egyptian human genome with the goal of ushering the country into the world of precision medicine.

Large population health initiatives serve as one good example of our focus on improving the health of patients, communities and our planet. Earlier this month, we published our second annual CSR report, outlining our specific commitments to helping improve our world. This 2021 report is available on our website, and notable highlights include expanded transparency on U.S. diversity demographics, climate resilience planning, disclosure on trade group membership and data assurance on energy and emissions. We look forward to continued investor feedback on the evolution of our environmental, social and governance programs.

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Our commitment to the advancement of human health is an Illumina core tenet, which brings me to GRAIL. We are pleased with the progress GRAIL is making and remain committed to pursue the completion of the GRAIL acquisition.

GRAIL recently presented affirmative data from its CCGA3 study at the American Association for Cancer Research Annual Meeting and is expecting to launch Galleri, its breakthrough multi-cancer early detection screening test, in Q2. One of the many reasons we decided to acquire GRAIL was    to accelerate patient access to breakthrough multi-cancer early detection blood tests, which could save tens of thousands of lives. We are committed to supporting all our customers and strongly believe that our acquisition of GRAIL is pro-competitive. We expect the acquisition to accelerate the early detection cancer market as a whole. We saw a similar dynamic play out in the noninvasive prenatal testing market where, after Illumina's entry, the market grew and prices decreased, making these important tests accessible to a much larger population of pregnant women.

And now I'll turn it over to Sam.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

As Francis outlined, first quarter revenue grew by 27% year-over-year to $1.093 billion driven by 29% growth in sequencing and 15% growth in microarrays. Record revenue across all regions contributed to the first billion-dollar quarter in the company's history.

Total sequencing revenue reached a new high with first quarter revenue of $979 million, growing 16% sequentially and representing 90% of total revenue.

Sequencing consumables revenue grew 26% compared to the prior year period driven by strong growth in clinical testing and demand for NovaSeq v1.5 flow cells.

Most clinical and research customers are running above pre-COVID activity levels, as Francis highlighted. COVID-19 surveillance initiatives contributed approximately $20 million in sequencing consumables revenue during the first quarter. Sequencing consumables also benefited by approximately $20 million from the timing of customer purchases during the first quarter.

Sequencing instruments revenue grew 123% year-over-year with revenue of $176 million in the first quarter, reflecting strong performance across all instrument categories. The first quarter marked another consecutive quarter of record mid-throughput shipments driven by strong adoption of NextSeq 1000 and 2000.

COVID surveillance initiatives resulted in approximately $35 million of incremental instrument revenue due to some customers building additional capacity for genomic epidemiology.

As expected, sequencing service and other revenue was down 16% year-over-year due to IVD partnership revenue recognized in the prior year period. Sequencing service and other was roughly flat sequentially.

Moving to regional results, the Americas delivered revenue of $562 million with 18% growth compared to the prior year period. Revenue growth in the region was driven by strength in sequencing product revenue from clinical customers in Oncology, Reproductive Health and Genetic Disease testing and contributions from genomic epidemiology initiatives related to COVID surveillance. These items were partially offset by lower IVD partnership revenue, as expected.

EMEA delivered revenue of $305 million, representing 38% growth year-over-year. EMEA's performance was driven by strong sequencing demand for clinical testing applications that resulted in higher-than-expected sequencing consumables revenue in the first quarter and instrument demand by research customers, including initiatives for COVID surveillance and genomic epidemiology.

Greater China revenue was $127 million, representing growth of 51% year-over-year and 32% sequentially due to continued strength in sequencing revenue driven by clinical expansion in the region and growing demand in hospitals, including the successful launch of NextSeq 550Dx.

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Finally, APJ revenue of $99 million grew 29%, both year-over-year and sequentially, driven by sequencing consumables revenue growth in clinical applications, such as Oncology, Reproductive Health and Genetic Disease testing as well as end of fiscal year purchases.

Moving to gross margin and operating expenses, I will highlight non-GAAP results, which include stock-based compensation. I encourage you to review the GAAP reconciliation of these non-GAAP measures, which can be found in today's release and the supplementary data available on our website.

Non-GAAP gross margin of 70.5% improved sequentially by 360 basis points due to increased fixed cost leverage on higher volumes and a one-time inventory write-down in the fourth quarter of 2020. On a year-over-year basis, non-GAAP gross margin decreased 250 basis points due to IVD partnership revenue in the year ago quarter, higher freight costs attributable to the COVID-19 pandemic and product mix, partially offset by fixed cost leverage on higher volumes.

Non-GAAP operating expenses of $420 million were up $81 million year-over-year, in line with expectations, due to increased performance-based compensation expenses, headcount growth and increased project spend during the quarter. Non-GAAP operating expenses were slightly down sequentially driven by an additional week in Q4 2020, partially offset by higher variable compensation expenses in Q1.

Non-GAAP operating margin was 32.1%, up from 20.9% in the fourth quarter of 2020. The sequential improvement was better than expected due to higher revenues, gross margin and resulting increased fixed cost absorption in the quarter.

Non-GAAP other expense of $3 million was $23 million lower sequentially as expected. This was due to fourth quarter gains on short-term investments that we sold as we repositioned our investment portfolio for the anticipated funding of the GRAIL acquisition. In addition, we had lower interest income in the first quarter.

The non-GAAP tax rate of 20.3% was up from last quarter due to the tax expense on certain foreign subsidiary earnings that are no longer indefinitely reinvested, partly due to the capital requirements associated with funding the anticipated GRAIL acquisition. For the first quarter of 2021, GAAP  net income was $147 million or $1.00 per diluted share, and non-GAAP net income was $278 million or $1.89 per diluted share.

Moving to cash flow and balance sheet items. Cash flow from operations was $282 million, DSO of 43 days compared to 50 days last quarter driven by revenue linearity, first quarter 2021 capital expenditures were $42 million, and free cash flow was $240 million. We did not repurchase any common stock in the first quarter. We ended the year with approximately $4.6 billion in cash, cash equivalents and short-term investments. During the first quarter, we received approximately $1 billion in proceeds from bond issuances to fund the anticipated GRAIL acquisition.

Our weighted average diluted share count for the quarter was approximately 147 million.

Moving now to 2021 guidance. We expect full year 2021 revenue to grow in the range of 25% to 28% or $4.05 billion to $4.15 billion. At the midpoint of our guidance, this represents an increase of approximately $858 million and a significant increase from our expectations earlier this year.

For the full year 2021, at the midpoint of our revenue guidance range, we now expect:

Sequencing revenue to grow approximately 29% year-over-year driven by strong orders and instrument placements. This includes sequencing consumable growth of approximately 30% compared to 2020 driven by strong demand for NovaSeq v1.5 reagents and growth in clinical markets.

We expect sequencing system revenue to grow approximately 50% year-over-year driven by NovaSeq placements to new to high throughput customers and continued HiSeq conversion in addition to mid-throughput demand across our NextSeq platforms.

NovaSeq pull-through to be towards the high end of our initial guidance range of $1.1 million to $1.2 million.

Arrays to grow approximately 5% compared to 2020.

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We expect full year non-GAAP gross margin to improve from 2020 levels reflecting increased leverage on higher volumes, partially offset by product mix and IVD partnership revenue in the first quarter of 2020.

We now expect 2021 non-GAAP operating margin to be approximately 26.5%, reflecting our higher revenue expectations and our ongoing commitment to investment in research and development. We continue to maintain our focus on improving our core business operating margin leverage over time.

We expect non-GAAP other income to be about $60 million lower than 2020 due to the gains realized in the fourth quarter of 2020, lower interest income on shorter-duration investments in anticipation of the close of the GRAIL acquisition and interest expense from our recent bond issuances. We expect non-GAAP earnings per share in the range of $5.80 to $6.05 and GAAP earnings per share to be in the range of $4.72 to $4.97. And we expect diluted shares outstanding in 2021 to be approximately 148 million.

Moving to the second quarter of 2021:

We expect revenue to be up approximately 60% year-over-year due to the broader economic recovery and strength in our core business. We expect a year-over-year increase in non-GAAP gross margin due to the higher volumes and resulting leverage. Non-GAAP gross margins are expected to be down modestly on a sequential basis due to mix and additional investments to support the higher-than-expected volume growth.

Non-GAAP operating expenses to increase significantly on a year-over-year and sequential basis due to investments supporting the growth of the business and research and development as well as compensation-related expenses.

Non-GAAP other expense to be modestly unfavorable on a sequential basis compared to the first quarter. Non-GAAP tax rate to be slightly lower on a year-over-year basis.

As a result, we expect non-GAAP earnings per share in the range of $1.30 to $1.35 for the quarter and GAAP earnings per share in the range of $1.21 to $1.26.

I'll hand the call back over to Francis for his final remarks.

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Thank you, Sam. Illumina is off to a very strong start to 2021, and it's clear that momentum is building across our customers globally. We witnessed the diversity and strength of our growing community in our first annual customer conference over the last couple of days. About 8,500 people registered to hear from the world's leading genomic and health care pioneers, including Jennifer Doudna, Francis Collins, Bill Gates, Frances Arnold and Dame Sue Hill. The topics included the critical role of genomics in fighting the pandemic, making genomics a foundational element of a national standard of care, integrating multi-omic readouts and harnessing the power of AI and machine learning in oncology, among others.

From battling cancer to genetic disease diagnosis, to fighting the pandemic, the transformative impact genomics will have on human health is accelerating, and we, at Illumina, are proud of the key role that our customers, partners and employees are playing in making it happen.

Now I'll invite the operator to open for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from Puneet Souda with SVB Leerink.

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Puneet Souda - SVB Leerink LLC, Research Division - MD of Life Science Tools & Diagnostics and Senior Research Analyst

The first one is really what are you baking in for COVID surveillance here in the 25% to 28% guide for the year? I mean, I think the question really    is the COVID surveillance opportunity and the cadence of that as you build out the epidemiological infrastructure, how is -- what's the cadence of that? And appreciate that COVID is still raging in different parts of the world, U.S. vaccinations are ramping and administration is investing $1 billion-plus in sequencing. So just wondering how much of that is baked in into this year and how -- what sort of a tail should we see longer term there?

And then my second one is just on GRAIL. What does the process look like next for both FTC and the European Commission Director General? What are the steps? And obviously, you're implying a second half close here. So just wondering what's the -- what are some of the next steps?

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer
Great. Well, thanks for your questions, Puneet. I'll start by saying that it's exciting to see how the world is sort of moving forward with putting out   a surveillance infrastructure for pathogens. It's something, as you know, Puneet, we've been talking about from the beginning of last year and talking about the fact that, in addition to testing, what we really need is this genomic epidemiology infrastructure. So it's encouraging to see that play out around the world and to see the big commitments here made in the U.S.

Now to get to your question, in terms of what we're building into this year, the vast majority of the growth in that 25% to 28% is coming from our core business. So the way we've modeled this year is we said, look, we expect small contributions from the surveillance infrastructure over the course of the whole year. We saw some investment in Q1. And so we saw a bolus of $35 million in instrument purchases that we got in Q1 to lay out some of that infrastructure, and we saw some consumables infrastructure. So in terms of our model, we continue to model some consumable purchases over the course of the rest of the year but not a lot in terms of additional infrastructure investment.

Now the way we expect it to play out is we are seeing the big commitments made even in the U.S. around the American Rescue Plan, and we expect some of that investment to be released towards the tail end of this year and start to play out more sort of next year. And what's interesting is that this infrastructure, while it'll be very helpful in fighting the pandemic, it's really a durable plan by the nations that are rolling it out. And what they are thinking about is a long-term creation of a genomics-based pathogen surveillance infrastructure to help fight this pandemic and prepare for the next outbreak, whether it's a natural outbreak or bio terrorism or emerging antimicrobial resistance or hospital-acquired infections. And so we do expect, as you point out, some tail on this. It's not a story of this year. In fact, we've modeled in very little this year but it really is a story that plays out into next year and going forward. And so that's how we're thinking about it in terms of model. Obviously, as more details come out, we'll make sure to share them with you.

In terms of GRAIL, as I said, we are committed to pursuing the acquisition of GRAIL. In the U.S., that means we are taking sort of our case into district court. And we're also working with the European Commission on their review of the GRAIL acquisition. We continue to feel that the facts are on our side, the law is on our side. And we continue to expect that the deal will close and will close in the second half of this year.

Operator

And your next question comes from Doug Schenkel with Cowen.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

I want to ask about antitrust and strategy and then also kind of guidance philosophy. So on antitrust and strategy, as you know, over the last couple of years, Illumina has run into challenges with regulators on the now abandoned acquisition of PacBio and the plan to acquire GRAIL. And recognizing everything you said in your prepared remarks as well as in your response to Puneet's question on GRAIL, I am wondering, one, how is your criteria for strategic opportunities evolving in light of these developments and, two, what changes you're making in process? You obviously felt adequate in terms of how you're approaching these deals, but both proved to be a lot more challenging than you expected. So presumably, you are making changes accordingly. I think it would be helpful to hear about those.

And then on guidance philosophy, how would you describe confidence in your targets for this year at this point? I mean your targets make a lot of sense to me, even though the growth numbers are really big. And you did talk about -- I think it was $1.4 billion in backlog entering Q2. That said, the world is still uncertain, as we all know, coming out of 2020. And then if we go back to 2019, it was a tough year for Illumina relative to self-imposed targets. So with those things in mind, I'm just -- I think it would be helpful to hear about the philosophy you're applying to guidance this year and if you still think you're skewing towards the more conservative side of things.

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Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Great. Doug, so let me take both parts of your question. I'll talk first about our acquisition strategy, specifically touching on any impact from our experience with the FTC and how it changes our philosophy going forward. And then I'll talk about guidance for the rest of the year. And Sam may contribute then, too.

I'll start by saying if you look at our acquisitions over the last couple of years, we have -- we attempted the PacBio acquisition. I think it's about 3 years ago, initiated that, and we obviously didn't get that through the FTC. But we were successful in closing the Edico acquisition, which was a huge success in terms of building in the DRAGEN technology into our sequencers and has been super well received by our customers, and so really created a positive momentum on the informatics side. We also completed, for example, the Enancio acquisition and brought lossless data compression technologies and capabilities into our sequencers as well. And so what we're seeing is we've had success in terms of buying innovative technologies that we can build into our sequencers and take to market. But we're also seeing that given how popular our sequencers are in our core market that we have work to do in terms of some of these bigger acquisitions.

And so one, I think we're going to continue to scan the marketplace and look for acquisitions that make sense, both technology tuck-ins as well    as, from time to time, larger acquisitions that make sense. We continue to believe that vertical acquisitions are well within bounds, and that's where we're going to go to court on the GRAIL acquisition. And we also recognize that given the scale we are and given our position in the market, we   will have to do more work in terms of educating the regulators about our business and making sure they are up to speed on our business even before we do an acquisition. So that's another takeaway over the last couple of years. Strategically, though, I'd say, we're still continuing to focus on making sure that we are looking for places where we can allocate capital, both internally and externally, that deliver maximum shareholder value. And that focus hasn't changed at all.

In terms of our guiding philosophy for the year, I think you touched on a couple of important points. It's a balanced point of view, we feel, that, on the one hand, recognizes that we're coming into the year and we're coming off the quarter with a huge amount of momentum in our core business. So if you look at both the clinical side of the business and the research side of the business, we're seeing real strength. And that's showing up in terms of the revenue numbers that we had in Q4 but, obviously, also in Q1. It's showing up in the orders numbers. It's showing up in the instrument, the huge instrument growth rate we saw year-on-year in Q1, and so a huge amount of momentum in our core business.

You add to that, we're seeing very positive signs from the COVID surveillance add-on business. And so on the one hand, there's huge amount of momentum going into the rest of the year. But as you point out, there's still uncertainty because we're still dealing with the pandemic. And so we're still watching to see how the pandemic plays out as countries are grappling with the third wave and a fourth wave, and that could have impact on people's ability to go into the labs or run their clinical sequencing that they need. And so we're balancing those two. And the numbers we put out, although they're big numbers, we have confidence in and we think it strikes that appropriate balance.

I don't know, Sam, if you have anything else to add.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. I think you hit it, Francis. I mean just to be very brief and add maybe a couple of comments, one is we have a high degree of confidence about our guidance range. It is a balanced outlook for the year. What gives us a lot of that confidence, Doug, is the strength of the core business. We are enjoying tremendous strength in the core business, and that adds to the confidence that we have. I think the only potential headwind that I would call out or risk is the uncertainty related to the pandemic, as Francis mentioned.

Operator

And your next question comes from Tycho Peterson with JPMorgan.

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Tycho W. Peterson - JPMorgan Chase & Co, Research Division - Senior Analyst

A couple of quick ones here. On the instrument strength, Francis, I'm just curious, as labs are getting back up and running, how much of what you're seeing is kind of catch-up spending from last year's delays? Obviously, you're guiding above The Street for the full year. So maybe it isn't   any sort of pull forward, but I'm wondering if you can comment on that. And then on the COVID work, I think last quarter, you said you were winning over 70% of those projects. Can you maybe just talk to the competitive dynamics there? And then as we think about your instrument fleet, which  of the platforms you think are going to be most suitable for kind of the ongoing surveillance applications?

And then one question on competition. There's kind of a third wave of sequencing companies coming, Singular, Element, Omniome. I'm just curious, as you look out the next couple of years, how do you think about the competitive landscape evolving? And then last one, for Sam, FX contribution.  I didn't hear about it, curious if you could break that out in the quarter.

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Great. Thanks, Tycho. All right. There's a bunch of questions in there, so let me make sure I capture them all. I will -- so first, you asked us about the strength we're seeing from the instrument portfolio, a comment on what's driving that. Then you asked about COVID surveillance and said, look,  we talked about we represent about 70% of the surveillance testing that was done and how is that playing out since we last talked about the numbers, which instruments play best for that, and then sort of a commentary on the competitive landscape.

Okay. So let me start with instrument strength. Yes, we talked about the fact that we had enormous instrument strength in Q1, so more than doubling year-over-year in terms of the revenue in Q1 that we got from sequencing instruments, a huge amount of strength. And what's driving that is the strength in the core businesses, both the clinical side and the research side. We talked about the strength that we saw on the clinical side in oncology testing. That oncology testing, as a segment, is now not only our largest clinical segment, but it's actually our fastest-growing segment. And there's lots of drivers behind the strength in the oncology segment, right, and more broadly in the clinical segment. One of the big drivers is we saw a very significant step forward in reimbursement across a number of clinical segments last year: genetic disease testing, oncology, NIPT. And so what's happening is that the addressable market in terms of people who have access to the tests in a reimbursed way has expanded last year. And so that's driving increased business for our customers in the clinic, and that's driving their purchases.

Other dynamics that are playing out are the strength of the clinical business in China, for example, and the clearance we received from the NMPA around NextSeq, and that's driving an instrument growth. And so it's not catch-up. It's just the market continues to build, right. So with more reimbursement, the addressable market expands. With more cleared products, the addressable market expands in terms of our ability to place instruments into hospitals, for example, in China. And that's really what's driving the instrument strength. And obviously, that's hugely exciting because that talks well about future consumable spend from all the instruments that we placed in Q1.

In terms of COVID and what we talked about is, if you look at GISAID or NCBI, you can track, in terms of the number of genomes that are deposited, the platforms they have been run on. And so I think there was a helpful blog that came out in the last couple of days. I think Keith Robison did a Omics Omics blog. And he sort of did an analysis, and it's pretty close to what we did, too, which says that our share there is about -- it's gone up to about 79% of all the genomes in GISAID have been done on Illumina platforms. I think the next highest is ONT with about 17%, I believe, and  that sort of tapers off after that. And so similar but maybe a little bit better than what we talked about last time.

In terms of the instruments, there's a broad range of instruments that are being used for surveillance. Obviously, NovaSeqs are a very popular instrument in the high-volume shops. But we're seeing a lot of NextSeqs and MiSeqs being used as well. And so it's sort of the blend, if you like, that are playing really well. In terms of competition, there's always competition in the market. As you can imagine, a market that's this early and growing this quickly is going to continue to attract investment dollars. So like you, we're looking at some emerging players that are going to be launching in the next year or two, and I think you listed some of them, there are clearly players that are in the market right now, too, that we compete with. But that's been true every year. So I'd say, every year, we face sort of a new wave of venture-funded competitors. And it's up to us to continue to innovate and deliver more value to our customers.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. With regards to FX, Tycho, so for Q1, I would say compared to Q1 of 2020, FX benefit contributed approximately 3% in terms of benefit year-over-year, and that was driven mostly by the euro and the RMB, so appreciation of those currencies. If we look at the full year, we're expecting that benefit to moderate as we look forward. So definitely, more of the benefit in the first half versus the second half. And we're expecting, for the full year, approximately, I would say, 2% in terms of overall benefit from currencies versus 2020.

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Operator

And your next question comes from Sung Ji Nam with BTIG.

Sung Ji Nam - BTIG, LLC, Research Division - Director and Life Science & Diagnostic Tools Analyst

Francis, could you talk about oncology testing? Obviously, a lot of strength there, and you kind of attributed that to better reimbursement and other kind of favorable trends. Just kind of curious about, given the visibility you guys have across all the diagnostic companies out there, what -- if you're seeing any kind of catch-up from all the delays to screening and cancer diagnosis last year, would love to kind of hear your thoughts there and your visibility into that.

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Yes. So as you point out, obviously, we work very closely with our customers, we have terrific customers like FMI and Guardant and so on in oncology testing. And our perspective is that they -- if you were in the liquid biopsy space, so if you offered a blood-based test, you're actually more durable through the pandemic than many other types of clinical testing. And so some of our customers found very innovative ways in terms of mobile phlebotomy units or having home-based access to the test even for some patients. And that's possible if you have a blood test. And so in oncology testing, I think one of the stories of the pandemic is going to be that there was an acceleration of the acceptance of liquid biopsy, and I think that's a durable trend. I think we come out of the pandemic, and you'll continue to see the growth in liquid biopsy, because people realize that not only can you get high-quality results, but it's a much more patient-friendly way to do the test than a tissue-based test. So I think if possible, you'll see liquid biopsy being a preferred way to go.

Now what that means, there isn't really a whole lot of catch-up to do in Q1 because you saw the durability of liquid biopsies. And so far and away,   I think the biggest driver of the strength in oncology are things like: 1) expanded reimbursement for things like CGP; 2) the continued emergence   of new therapeutics that leverage genomic biomarkers. And that's also showing up in terms of the companion diagnostic relationships that we're signing up for TSO 500. And then the availability of products like TSO 500 from us, from our partners that create products that make it easier for labs to stand up those tests. And so I think all of those factors are driving the durable strength in oncology testing, and there may be a little catch up. But frankly, if there was, it wasn't much, in my opinion.

Operator

And your next question comes from Max Masucci with Canaccord Genuity.

Max Masucci - Canaccord Genuity Corp., Research Division - Analyst

Hi, thanks for taking the questions and congrats on a great start to the year. So piggybacking on a prior question, the language in the FTC's challenge of the GRAIL acquisition seems to be narrowly focused on blood-based multi-cancer screening, which is just one of the several emerging clinical applications within a broader liquid biopsy landscape, which does seek to serve a wide range of cancer types. So with this in mind, while the GRAIL acquisition is under FTC review, is it reasonable to expect that you'll continue to be active on the M&A front? And if the deal is blocked, is it reasonable to expect that any future M&A activity would target companies that are developing of clinical liquid biopsy applications targeted for just 1 or a small number of cancer types versus sort of the home-run opportunity in multi-cancer?

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

I think that's a good observation in terms of the fact that liquid biopsy or blood-based tests are used for various types of testing in oncology. So one type, as you point out, is multi-cancer early detection, which is what GRAIL does as well as other players that are looking to do that in the market. Another area that liquid biopsy is used is for therapy selection, so helping match cancer patients who were already diagnosed with the right therapies for them. We already have a product, a kit, that serves that space. So our TSO 500 product is used for therapy selection. A completely different part of the market, requires a different technology, looks for different things in the blood. And so liquid biopsy can be used for many things, but they're very different segments. And all of them are different and require sort of different technologies as part of a liquid biopsy approach.

The answer is, yes, we are going to continue to look at M&A going forward. It's going to be both technology tuck-ins that help us advance our mission and our strategic priorities and that could be a range of things. It could be technology tuck-ins. It could look for capabilities that extend the offerings as part of our sequencing offerings. And so we're going to continue to do that.

Operator

And our next question comes from Tejas Savant with Morgan Stanley.

Tejas Rajeev Savant - Morgan Stanley, Research Division - Equity Analyst

Francis, a 3-parter for you: one on COVID, one on arrays and one on sequencing services. So on COVID, you mentioned the surveillance efforts in India, both earlier during the pandemic and your prepared remarks this afternoon. I think you said about 125,000 viral genomes in the next few months here. And obviously, you have the funding coming through in the U.S. and Europe as well. Why is that, that you're not expecting this kind of work to contribute a little more in the near term of that $20 million consumables contribution in the first quarter? So that's my first question.

Second, on sequencing services, and this is more for Sam. Outside of the $25 million milestone in the year-over-year comp, quarterly growth was essentially flattish. Are there any offsets that we should be thinking about in terms of this quarter? And then finally, in arrays, the business, I mean both from a services and consumables standpoint, actually grew year-over-year after quite a while. Is it fair to think of the business finally having bottomed here outside of the usual seasonality that you'll see in 2Q and beyond?

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Okay. So you got a few parts there. So I'll start, and we'll talk a little bit about COVID. And the question is, why not more, right, because it clearly is now a very recognized value in terms of using sequencing for genomic pathogen-based surveillance, both for COVID and as a recognition that this infrastructure is going to be valuable for many, many, many years to come. So the question is why not more. The second question you had is with arrays, have we bottomed out.

Okay. So let's go to the first one. We absolutely sort of believe that we are laying an infrastructure here that's durable, that it's going to be an important part of all national -- major national health systems going forward. We absolutely believe that this infrastructure is going to be valuable not just to protect the public health but also from a national defense perspective. So we expect this is going to play out over a decade plus, right, and we are going to have, in most countries, some kind of genomic pathogen-based surveillance going forward.

In terms of how we thought about it this year, so the way we thought about it this year is we said you see some bolus of instrument buying in Q1, and we expect -- that was the bulk of the instrument buying we should expect to see this year. And we've talked about the fact that many countries now, we engaged with them last year, they bought some sequencing. And so for the rest of this year, we expect to continue to see consumable buying. But our expectation is -- well, you saw the bulk of the instrument buying for what's going to happen this year already happened. It is possible that more happens, and the things that would drive that are, obviously, the American Rescue Plan that talks about some very big numbers.

Our expectations are that it's going to take a while for the details to be worked out. And so while you'll see consumables being purchased over the course of the year, it won't really be towards the end of the year, we expect, that you'll start to see people talking about, okay, where are these 6 Centers of Excellence, how much sequencing infrastructure do they already have, how much additional hardware we need. And so it's going to be   a story of the tail end of this year going into next year and beyond from an instruments perspective. And so that's how we thought about it. We'll keep you up-to-date if any of that accelerates over the course of this year. In terms of arrays, we did see some growth year-over-year. And there are different parts to that business. There's the direct-to-consumer part, and then there's sort of Ag, and maybe Sam will talk a little bit about how those parts play out.

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Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. So I think the way you characterize it, Tejas, is correct in the sense that the business is stabilizing, and we're seeing less of a negative -- definitely not a negative impact from arrays. We actually saw them grow in Q1. The fact of the matter is DTC is now a very small part of our business. It's somewhere between 2% and 3% of our overall revenues. Back in 2018, DTC was a much bigger contributor to our overall revenue. So even though we're very pleased to see arrays growing in Q1, DTC specifically is less of a contributor. And we still see the mature arrays that we have, the mature business, whether it's agrigenomics or other applications, continuing to grow as well and has continued to grow over time.

Maybe to go to the last question that you had with regards to sequencing services and others. So let me explain the dynamics there, Tejas. Q1-over-Q1 of last year, we do have a negative headwind related to a $25 million IVD licensing fee that we had in Q1 of 2020 that we didn't see in Q1 of this year. So that was a negative. And as you saw, sequencing and other were down for the quarter by 16%. As we look for the year, what our guidance assumes is no material licensing fees or IVD fees with regards to any significant transactions or partnerships, I should say, for the year. So we're expecting mostly sequencing service and other to be flattish for the year quarter-over-quarter. And that's consistent with our original guidance  that we had back in January.

Operator

Our next question comes from Derik De Bruin with Bank of America.

Derik De Bruin - BofA Securities, Research Division - MD of Equity Research

A few questions. So I guess the first one is just looking at your revenue guidance -- just a couple of questions and also just results. First question is, how much of your HiSeq fleet still needs to be upgraded? And how much of the strength you saw in the first quarter was due to basically people that were planning upgrades last year never did them. I'm just trying to get a sense of -- one thing, I think there's a lot of questions on sort of the instrument strength. And also, just sort of looking at the guide, you're just -- it looks like roughly that the -- roughly $1 billion each in Q2, Q3, Q4 is sort of the way, acknowledging you probably have some conservatism built in there. So I'm just wondering, as you look at that second half, it's like why would sort of be flattish given historical trends? And then just one other question on -- can you walk us through sort of like the full stock comp numbers this year and sort of like how those flow in and how those flow into '22, just so we can get a better sense on how to model.

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Yes. So thanks, Derik. So a couple of -- I guess, 3 questions: one around HiSeq, the second one about our guide and then the third about stock-based comp. So I'll start talking with HiSeq, and then I'll turn it over to Sam to talk about the other two.

So in terms of the HiSeqs, well, when we first started the NovaSeq upgrade path, as you know, we talked about the fact there were 850 HiSeq customers that, over time, we expect that the majority -- the vast majority of them would move to NovaSeq. So between 2017 and then until the end of last year, we went from 850 that had to upgrade, and then we refreshed the numbers and shared with you that we are now left with 320 that had to upgrade. And so that upgrade continued in Q1. I don't think there was a bolus or a catch-up. I think it was more of a steady sort of course of upgrade as we've continued to see, and we expect to continue to see that play forward over the quarters of this year and going into future years. So there was definitely continued upgrading, but there wasn't really a giant bolus or a catch-up that happened.

So now I'll turn over to you, Sam.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. With regards to your other two questions there, so first, let me talk about the linearity, which is I think what you're referring to with regards to the approximately $1 billion in the quarter. So first of all, let's keep in mind, for Q1, we did have a couple of, I would say, items that benefited Q1. One was with regards to the $35 million of instrument purchases with regards to COVID surveillance. We believe that was a one-timer in terms of building the infrastructure. We don't expect material instrument placements going forward with regards to COVID, at least. That's in our assumptions, in our guidance assumptions. The other one is we called it out, which was a $20 million roughly consumable purchases, what we're calling catch-up purchases in Q1 because of the fact that the customers were maybe running a little bit lower on inventory and purchased by approximately $20 million higher than they would usually do, not a material amount but some elements of that. So that's what elevates Q1. That's why Q2 is sequentially a step-down. That's why the year and the second half is also not higher than the first half.

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The other contributor to the second half not being higher than the first half is the UK Biobank, which we expect to complete their sequencing in   the second half. So actually, towards Q3, they will wrap up that project. So those are the contributions, and that's why I would say our linearity is flattish this year. With regards to stock-based compensation, I called out at the beginning of the year, roughly just over $50 million year-over-year impact from stock-based comp. That is now higher, actually, from an expense standpoint because also driven by our performance, our stock-based accruals, stock-based compensation accruals, are actually higher. So we're expecting higher stock-based comp overall. So from a year-over-year standpoint, it's actually north of that $50 million. We haven't called out 2022. It's still early to talk about 2022 for stock-based comp. But that impact, that negative impact, obviously moderates in 2022 versus 2021.

Francis A. deSouza - Illumina, Inc. - President and Chief Executive Officer

Yes. And thanks, Sam. And maybe, Derik, I'll give you some more color on NovaSeq. So the reality is we're seeing a huge amount of momentum in the NovaSeq business. So we talked about the fact that in Q4, we saw our highest order quarter for NovaSeq since we first launched the product   in Q1 of 2017, which is really impressive because we're entering the fifth year of NovaSeq, right. So we had huge amount of momentum in Q4, record orders, again, second only to when we launched. And then in Q1, we again had a huge amount of momentum. Just to talk about the fact that it was our strongest placement order for first quarter of any year since we've launched NovaSeq. So you're absolutely right, we're seeing this huge amount of momentum.

Now what's driving that? I talked about the fact that it wasn't any kind of catch-up in terms of upgrade. And what's interesting, and we called this out before and it's continued, is that we're seeing a huge amount of strength from new to Illumina, new to high throughput customers. And that's something we didn't expect when we launched NovaSeq, that about half were going to come from labs that were fundamentally enabled by the democratization of sequencing that NovaSeq represents. And that continues the launch of v1.5. And so what we're hearing from the market is v1.5 really catalyzed the elasticity of demand and was the accelerant that drove those large amount of orders of NovaSeq in Q4 and the placements that we saw in Q1.

Operator

And our final question comes from Patrick Donnelly with Citi.

Patrick Bernard Donnelly - Citigroup Inc., Research Division - Senior Analyst

Great. Maybe first one for you, Sam. Just on the profitability side, a pretty nice profitability improvement from the last guidance 3 months ago. Longer view, can you just talk about kind of the recovery towards the old normal a year or 2 ago given recent headwinds: obviously COVID, inventory write-downs, price adjustment, what the path looks like to get back to that kind of old normal Illumina? And then as well, just on the mid throughput instrument side, can you just talk through the pull-through there? I guess what's the right way to think about NextSeq maybe this year going forward? Any color you could give on that front would be helpful.

Sam A. Samad - Illumina, Inc. - Chief Financial Officer

Yes. Sure, Patrick. Thanks for the question. So with regards to profitability, I mean, as you saw in terms of both our guidance and also results in Q1, obviously, we've made pretty significant strides here in terms of improving the profitability or building on the profitability of the business. And that goes with our -- as we mentioned all along that as the volumes start to ramp, and we saw significant strength in the business in terms of the core business and some contribution from COVID, we're seeing leverage improve. We saw in Q1 that operating margins were north of 30%. We're expecting approximately 26.5% for the year. And we're expecting that to improve as we look forward over time. What are some of the things that are maybe the contributors to that and the ingredients to that? Obviously, gross margins, which have improved since our last guidance, and we'll continue to improve as we get past some of the COVID aspects related to higher freight expenses, for instance. Obviously, as volumes have ramped, we're seeing improvements in gross margin.

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We are making investments, though, I want to mention in the business, both in terms of manufacturing capacity and in terms of OpEx investments. I mean the growth that we're seeing in the business far exceeds our expectations, and we're incredibly encouraged by that. And we have to catch up in terms of making some investments in the infrastructure to catch up with some of the demand that we're seeing, both, as I said, in terms of manufacturing and in terms of OpEx, which is why we are -- we're committed to that. But as we look forward, we're also committed to improving leverage over time and getting back to historical levels. And we're still on that path. We made good strides in just 1 quarter, but we're still on that path.

With regards to mid throughput -- was it mid throughput or low throughput that was the question, sorry? Mid throughput. So with regards to mid throughput, we're not at the stage yet where we can share what the expectations are for pull-through in terms of NextSeq 2000, NextSeq 1000. Suffice it to say, and I know you're asking more about consumables, but I can tell you the level that we're seeing, in terms of placements on mid throughput for 2000 and 1000 as well as 550Dx and 550, is incredibly encouraging. We're seeing record placements every quarter. We're expecting to continue at that level going forward, to improve on those levels going forward. And so when you're having -- so when you're early stage of the launch of this instrument and you're seeing this growth, it's really hard now to put a level of consumable pull-through range at this stage. So we have to still give it a few quarters before we can do that.

Operator

Now I will hand the call back over to Juliet Cunningham.

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Juliet Cunningham - Illumina, Inc. - VP, Investor Relations

All right. Thanks, everyone, for joining us. We appreciate your interest and your time. As a reminder, the replay of this call will be available on our website as soon as possible. And this concludes our call. We look forward to updating you for our second fiscal quarter of 2021. Thank you.

Operator

This concludes today's conference call. You may now disconnect.

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